FORM 6-K



02044147

7/11/02

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



SEC MAIL
RECEIVED
PROCESSING
JUL 1 2002
WASH. D.C.
151
SECTION

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of **July 2002 – Enerplus Resources Fund – Press Release – Cash Distribution**

ENERPLUS RESOURCES FUND
(Translation of registrant's name into English)

Western Canadian Place -1900 – 700 – 9th Avenue S.W., Calgary, Alberta – Canada – T2P 3V4
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.................................. Form 40-FX

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes.................. No......X.........

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82-.........

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERPLUS RESOURCES FUND
(Registrant)

Date June 28, 2002 By.. (Signature)*

CHRISTINA MEEUWSEN
CORPORATE SECRETARY

* Print the name and title of the signing officer under his signature

EXPLANATORY NOTE: Attached as Exhibit A to this Form 6-K is a copy of the Press Release issued by Enerplus Resources Fund.



Enerplus Resources Corporation
The Dome Tower
3000, 333-7th Avenue SW
Calgary, Alberta T2P 2Z1
Tel 403.298.2200
Fax 403.298.2211
www.enerplus.com

SCHEDULE "A"

June 28, 2002
FOR IMMEDIATE RELEASE
TSE: ERF.UN
NYSE: ERF

ENERPLUS ANNOUNCES CASH DISTRIBUTION

Enerplus Resources Fund announces that a cash distribution in the amount of CDN$0.28 (twenty-eight cents) per unit will be payable on July 20th, 2002, to all Unitholders of record at the close of business on July 10th, 2002. The ex-distribution date for this payment is July 8, 2002. This distribution amount represents actual cash flows earned in the month of May 2002.

The CDN$0.28 (twenty-eight cents) per unit is equivalent to approximately US$0.18 (eighteen cents) per unit if converted using a US/Canadian dollar exchange ratio of 1.52. The actual US dollar equivalent distribution will be based upon the actual US/Canadian exchange rate applied on the payment date and will be net of any Canadian withholding taxes that may apply.

The Fund's new trailing twelve month cash distribution paid totals CDN$3.89 (three dollars and eighty-nine cents) per unit.

For further information, please contact Investor Relations at 1-800-319-6462 or e-mail investorrelations@enerplus.com.

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Christina Meeuwsen
Secretary